Exhibit 99.1

ITG Releases October 2018 U.S. Trading Volumes and Provides International Trading Commission Update

NEW YORK, November 8, 2018 — ITG (NYSE: ITG), a leading agency broker and financial technology provider, today announced that October 2018 U.S. trading volume was 3.7 billion shares and average daily volume (ADV) was 160 million shares, compared to 2.7 billion shares and ADV of 144 million shares in September 2018 and 2.8 billion shares and ADV of 126 million shares in October 2017. There were 23 trading days in October 2018, 19 trading days in September 2018 and 22 trading days in October 2017.

ITG U.S. Trading Activity

In addition to overall U.S. trading volumes, ITG also provides a monthly summary of average daily volume (double-counted) and average trade size for the POSIT® crossing network and POSIT Alert.

	# of Trade Days	Total U.S. Volume	Average U.S. Daily Volume	Average POSIT Daily Volume	Average POSIT Trade Size	Average POSIT Alert Daily Volume	Average POSIT Alert Trade Size	Avg. POSIT Alert Trade Size Ex- Algos*

October 2018	23	3,680,562,929	160,024,475	65,006,148	289	17,009,548	11,607	34,017

YTD 2018	211	28,566,059,603	135,384,169	50,647,452	285	14,271,386	14,929	35,209

*Excluding shares crossed through POSIT Alert from ITG algorithms

Average U.S. revenue per share in October 2018 was approximately 4% lower than the average in the third quarter of 2018.

International Trading Activity

The average daily trading commissions in October 2018 in ITG’s Canadian, European and Asia Pacific businesses were up approximately 17% in U.S. dollar terms on a combined basis as compared to the third quarter of 2018 and were up approximately 15% as compared to October 2017. On a blended international basis, there were approximately 23 trading days in October 2018 and 22 days in October 2017. POSIT Alert set new monthly records for both global value crossed and European value crossed in October 2018.

Commenting on the strong trading activity, ITG President and Chief Executive Officer, Frank Troise, said, “Our performance in October, including a new global Alert record and a return to profitability in the U.S. business, demonstrates the momentum of our franchise and our commitment to helping institutional clients achieve best execution.”

These statistics are preliminary and may be revised in subsequent updates and public filings. Volume statistics are posted on the investor relations section of ITG’s website, investor.itg.com and are available via a downloadable spreadsheet file.

ITG Dividend Policy

Separately, ITG announced today that it intends to continue payment of its regular quarterly cash dividend of $0.07 per share prior to the acquisition of the firm by Virtu Financial Inc., which is expected to close in the first half of 2019.

About ITG

Investment Technology Group (NYSE: ITG) is a global financial technology company that helps leading brokers and asset managers improve returns for investors around the world. We empower traders to reduce the end-to-end cost of implementing investments via liquidity, execution, analytics and workflow technology solutions. ITG has offices in Asia

Pacific, Europe and North America and offers execution services in more than 50 countries. Please visit www.itg.com for more information.

ITG Investor/Media Contact:

J.T. Farley

(212) 444-6259

corpcomm@itg.com

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